Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113173 of BioVeris Corporation on Form S-8 of our report dated September 25, 2003, except as to net loss per common share before cumulative effect of change in accounting principle, net loss per common share, and common shares outstanding for the years ended March 31, 2003 and 2002 in the consolidated statements of operations and as to the basic and diluted loss per common share-as reported and pro forma for the years ended March 31, 2003 and 2002 in Note 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- Stock-based Compensation, for which the date is August 13, 2004, appearing in this Annual Report on Form 10-K of BioVeris Corporation for the year ended March 31, 2004.

We also consent to the reference to us under the heading “Selected Financial Data” in this Form 10-K.

/s/ Deloitte & Touche LLP

McLean, Virginia
August 13, 2004